PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-137 Feb. 7, 2007

WESTERN BUSHVELD JOINT VENTURE ADDS OUNCES

Vancouver/Johannesburg… Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announced today initial resources for the “Project 2” area of the Western Bushveld Joint Venture (“WBJV”). These Projec  2 resources are in addition to the resources included in Project 1 and drilling is continuing on Project 2. Project 2 is located to the northwest and adjacent to Project 1, where PTM completed and announced a positive pre-feasibility study on January 10, 2007. Project 3 is further northwest, contiguous to Project 2.  The WBJV is located in the Western Bushveld Complex adjacent to the BRPM platinum mine.

R. Michael Jones President of Platinum Group Metals said, “We are pleased to see that the initial drilling on Project 2 has added significantly to our attributable resources and look forward to more drilling results over the next few months. Drilling is also underway with results pending on the Project 3 area.”

The total inferred resource for Project 2 is 3.544 Million ounces platinum group metals (4E) and the WBJV’s attributable share is 2.04 Million ounces platinum group metals (4E).  (For details, please see the table below.)

The resource figures include areas where the WBJV holds 100% of the mineral rights and an area where the mineral rights are shared 50% with Wesizwe Platinum (WEZ-JSE). The resource ounces of platinum, palladium rhodium and gold attributable to the WBJV are tabulated below. The WBJV and Wesizwe are co-operating on advancing the shared portions.

Platinum Group Metals Ltd. holds a 37% interest in the WBJV and is the project Operator. Anglo Platinum Limited (AMS-JSE) holds a 37% interest and Africa Wide Mineral and Prospecting Pty Ltd. holds a 26% interest, in compliance with the 10 year objective of the South African Mining Charter. All parties are required to contribute on a pro-rata basis to the ongoing exploration and development program on the WBJV.

The following note is mandated under SEC Guidelines

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “Inferred Resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Resources may never be converted to reserves.

This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Companies properties.

Inferred Resource 100% WBJV Area
	Cut-off (cmg/t) 4E	Million tons	Grade (g/t) 4E	Mining width (m)	Tons PGM (4E)	Million ounces PGM’s (4E) 100% of Area	Million ounces PGM’s (4E) Attributable WBJV
MR	100	1.47	7.03	1.73	10.35	0.333	0.333
UG2	100	1.52	5.18	1.29	6.44	0.207	0.207
Total		2.99	5.62		16.79	0.537	0.537

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

Inferred Resource Shared Portion
	Cut-off (cmg/t) 4E	Million tons	Grade (g/t) 4E	Mining width (m)	Tons PGM (4E)	Million ounces PGM’s (4E) 100% of Area	Million ounces PGM’s (4E) Attributable WBJV
MR FPP	100	6.54	5.84	1.42	38.19	1.228	0.614
UG2	100	11.95	4.63	1.57	55.33	1.779	0.889
Total		18.49	5.05		93.52	3.007	1.503

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	68%	3.95	24%	1.41	5%	0.27	3%	0.19
UG2	59%	2.69	29%	1.32	11%	0.48	1%	0.05

An iron replacement area that was delineated by drilling and detail aeromagnetics was subtracted. In addition to that a further 18% geological loss was applied.

Qualified Person and Quality Assurance and Control

Charles Muller is the Qualified Person, “QP” for the resource assessment report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under PTM’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Platinum Group Metals Ltd (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. PTM has earned a 37% interest in the Western Bushveld Joint Venture. Further areas are under drilling investigation.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

For further information contact:

R. Michael Jones, President

John Foulkes, Manager Corporate Development

Erin Airton, Manager Communications & Strategic Planning

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

or

Larry Roth

Roth Investor Relations, NJ

Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There is no certainty that any forward looking statement will come to pass and the company may access safe harbor rules.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.